EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH UP TO 4,000,000 DEPOSITARY SHARES

EACH REPRESENTING A 1/40TH OWNERSHIP INTEREST IN A SHARE OF

SERIES A FLOATING-RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK

AT A PER DEPOSITARY SHARE PURCHASE PRICE

NOT LESS THAN $10.00 NOR GREATER THAN $11.50

ZIONS BANCORPORATION

THE TENDER OFFER AND WITHDRAWAL RIGHTS

WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 26, 2009,

UNLESS ZIONS BANCORPORATION EXTENDS THE TENDER OFFER.

Zions Bancorporation, a Utah corporation (the “Company” or “Zions” or “we” or “us”), is offering to purchase up to 4,000,000 shares of its outstanding depositary shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Depositary Shares”), with a liquidation preference of $25 per Depositary Share (equivalent to $1,000 per share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock), for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). On the terms and subject to the conditions of the Offer, Zions will pay not less than $10.00 nor greater than $11.50 per Depositary Share (in increments of $0.10) (or not less than $400.00 nor greater than $460.00 per Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock), plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the seller in cash, without interest, for Depositary Shares validly tendered and not validly withdrawn. We will select the lowest price per share (the “Purchase Price”) that will enable us to purchase 4,000,000 Depositary Shares or, if a lesser number of Depositary Shares are validly tendered, all Depositary Shares that are validly tendered and not validly withdrawn. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether a holder has validly tendered Depositary Shares at a lower price. See Section 1.

Only Depositary Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be purchased. However, because of proration as described in this Offer to Purchase, even if a holder validly tenders Depositary Shares at or below the Purchase Price, all of the Depositary Shares tendered may not be purchased if more than the number of Depositary Shares we seek are validly tendered. Depositary Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer.

Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 4,000,000 Depositary Shares pursuant to the Offer.

The Depositary Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “ZBPRA”. On May 29, 2009, the last full trading before we commenced the Offer, the closing price of the Depositary Shares on the NYSE was $11.10 per Depositary Share. You should obtain current market quotations for the Depositary Shares before deciding whether to participate in the Offer.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF DEPOSITARY SHARES BEING TENDERED OR THE AVAILABILITY OF ANY FINANCING. THE OFFER IS, HOWEVER, SUBJECT TO CONDITIONS. SEE SECTION 6 WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF DEPOSITARY SHARES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR DEPOSITARY SHARES. YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR DEPOSITARY SHARES IN THE OFFER.

You may direct questions and requests for assistance to Goldman, Sachs & Co., the dealer manager (the “Dealer Manager”) for the Offer, or D.F. King & Co., Inc., the information agent (the “Information Agent”) for the Offer, at the contact information set forth on the back cover page of this document. You may direct requests for additional copies of this Offer to Purchase to the Information Agent.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

June 1, 2009

IMPORTANT

All of the Depositary Shares are held in book-entry form through the facilities of The Depository Trust Company (“DTC”) and must be tendered through DTC. If you desire to tender Depositary Shares, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to D.F. King & Co., Inc., the tender agent for the offer (the “Tender Agent”), for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Tender Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you. Alternatively, you may also confirm your acceptance of the Offer by delivering to the Tender Agent a properly completed Letter of Transmittal. A tender will be deemed to have been received only when the Depositary receives (i) either a duly completed agent’s message through the facilities of DTC at the Tender Agent’s DTC account or a properly completed Letter of Transmittal and (ii) confirmation of book-entry transfer of the Depositary Shares into the Tender Agent’s applicable DTC account. If your Depositary Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Depositary Shares. See Section 3.

Zions has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your Depositary Shares in the Offer. Zions has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase. If given or made, you must not rely upon any such information or representation as having been authorized by Zions, the Tender Agent, the Information Agent or the Dealer Manager. Our Board of Directors has approved the Offer. However, you must make your own decision whether to tender your Depositary Shares and, if so, how many.

Zions is not making the Offer to (nor will it accept any tender of Depositary Shares from or on behalf of) holders of Depositary Shares in any jurisdiction in which the making of the Offer or the acceptance of any tender of Depositary Shares would not be in compliance with the laws of such jurisdiction. However, Zions may, at its discretion, take such action as Zions may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders of Depositary Shares in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on Zions’ behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No federal or state securities commission nor any other regulatory authority has passed upon the accuracy or adequacy of this Offer to Purchase. Any representation to the contrary is unlawful. No person has been authorized to give any information or make any representations with respect to the offer other than the information and representations contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized.

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

When used in this Offer to Purchase, the words “ may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects” or similar expressions are intended to identify forward-looking statements with respect to the beliefs, plans, objectives, goals, guidelines, expectations, anticipations and future financial condition, results of operations and performance of the Company. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing the Company’s management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those contemplated. In addition to the risk factors identified elsewhere in this Offer to Purchase, important factors that could cause actual results or events to differ materially from those contemplated by such forward-looking statements include, but are not limited to:

•	the Company’s ability to successfully execute its business plans, manage its risks, and achieve its objectives;

•

changes in political and economic conditions, including the political and economic effects of the current economic crisis and other major developments, including wars, military actions and terrorist attacks;

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changes in financial market conditions, either internationally, nationally or locally in areas in which the Company conducts its operations, including without limitation, reduced rates of business formation and growth, commercial and residential real estate development and real estate prices;

•	fluctuations in markets for equity, fixed-income, commercial paper and other securities, including availability, market liquidity levels, and pricing;

•	changes in interest rates, the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows and competition;

•	acquisitions and integration of acquired businesses;

•	increases in the levels of losses, customer bankruptcies, claims and assessments;

•	changes in fiscal, monetary, regulatory, trade and tax policies and laws, including policies of the U.S. Department of Treasury (“Treasury”) and the Board of Governors of the Federal Reserve System;

•

the Company’s participation or lack of participation in governmental programs implemented under the Emergency Economic Stabilization Act (“EESA”) and the American Recovery and Reinvestment Act (“ARRA”), including without limitation the Troubled Asset Relief Program (“TARP”), the Capital Purchase Program (“CPP”) and the Temporary Liquidity Guarantee Program (“TLGP”) and the impact of such programs and related regulations on the Company and on international, national and local economic and financial markets and conditions;

•

the impact of EESA and ARRA and the related rules and regulations on the business operations and competitiveness of the Company and other participating American financial institutions, including the impact of the executive compensation limits of these acts, which may impact the ability of the Company and other American financial institutions to retain and recruit executives and other personnel necessary for their businesses and competitiveness;

•

the impact of certain provisions of EESA and ARRA and related rules and regulations on the attractiveness of governmental programs to mitigate the effects of the current economic crisis, including the risks that certain financial institutions may elect not to participate in such programs, thereby decreasing the effectiveness of such programs;

•	continuing consolidation in the financial services industry;

•	new litigation or changes in existing litigation;

•	success in gaining regulatory approvals, when required;

•	changes in consumer spending and savings habits;

•	increased competitive challenges and expanding product and pricing pressures among financial institutions;

•	demand for financial services in the Company’s market areas;

•	inflation and deflation;

•	technological changes and the Company’s implementation of new technologies;

•	the Company’s ability to develop and maintain secure and reliable information technology systems;

•	legislation or regulatory changes which adversely affect the Company’s operations or business;

•	the Company’s ability to comply with applicable laws and regulations;

•	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies; and

•	increased costs of deposit insurance and changes with respect to Federal Deposit Insurance Corporation insurance coverage levels.

All forward-looking statements included in this Offer to Purchase or incorporated by reference herein are based on information available to us as of the date of this Offer to Purchase or as of the date of the document incorporated by reference herein. We specifically disclaim any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf and incorporated by reference herein are expressly qualified in their entirety by the cautionary statements contained throughout this Offer to Purchase.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Depositary Shares?	Zions is offering to purchase your Depositary Shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock, liquidation preference $25.00 per Depositary Share.

What will the purchase price for the Depositary Shares be?	The Purchase Price per Depositary Share will be not less than $10.00 nor greater than $11.50 (in increments of $0.10), plus accrued but unpaid dividends, if any, up to but not including, the date the Depositary Shares are purchased. We will pay this Purchase Price net to you in cash, without interest, for all the Depositary Shares we purchase under the Offer upon the terms and subject to the conditions contained in the Offer. See Section 1.

We are conducting the Offer for the Depositary Shares through a procedure commonly called a modified “Dutch auction.” This procedure enables you to select the price (in multiples of $.10), within a price range specified by us, at which you are willing to sell your Depositary Share. The price range for the Offer is $10.00 to $11.50 per Depositary Share. Upon the terms and subject to the conditions of the Offer, we will select the lowest Purchase Price that will enable us to purchase 4,000,000 Depositary Shares or, if a lesser number of Depositary Shares are validly tendered, all Depositary Shares that are validly tendered and not validly withdrawn. No Depositary Shares tendered at a price above the Purchase Price will be purchased in the Offer. All Depositary Shares we purchase will be purchased at the same Purchase Price, even if you have tendered at a lower price. If you wish to maximize the chance that your Depositary Shares will be purchased, you should indicate that you are tendering your Depositary Shares at the Purchase Price determined pursuant to the Offer. You should understand, however, that for purposes of calculating the Purchase Price, Depositary Shares tendered in this manner will be deemed tendered at $10.00, the low end of the price range. As a result, this election may lower the Purchase Price for all Depositary Shares purchased in the Offer and could result in your Depositary Shares being purchased at the minimum Purchase Price of $10.00 per share.

The lower end of the price range for the Offer is below the closing market price for the Depositary Shares on May 29, 2009, the last full trading day prior to the commencement of the Offer, when the closing market price on the NYSE was $11.10.

If I tender my Depositary Shares, will I still receive the dividends payable on June 15, 2009?	On May 1, 2009, the Company declared a dividend of $0.2555 per Depositary Share payable on June 15, 2009 to its holders of Depositary Shares of record on June 1, 2009. If you are a holder of Depositary Shares on June 1, 2009, even if you were to have tendered any or all of your Depositary Shares before the close of business on June 1, 2009, you will receive the dividend with respect to your tendered Depositary Shares on the designated payment date by the Company. While the Offer is scheduled to expire on June 26, 2009, holders of Depositary Shares purchased in the Offer will not cease to be record holders of such Depositary Shares until payment for the purchased Depositary Shares which will not occur until after June 26, 2009.

How many Depositary Shares will Zions purchase?	We will purchase up to 4,000,000 of the outstanding Depositary Shares. As of May 29, 2009, there were 9,600,000 Depositary Shares outstanding. See Section 1.

Subject to the terms and conditions of the Offer, we will purchase 4,000,000 Depositary Shares or, if a lesser number of Depositary Shares are validly tendered, all shares that are validly tendered and not validly withdrawn. If more than 4,000,000 Depositary Shares are tendered, all shares tendered at or below the Purchase Price will be purchased on a pro rata basis. We also expressly reserve the right to purchase additional Depositary Shares constituting up to 2% of the outstanding Depositary Shares without further notice and without extension of the Offer, and could decide to purchase more Depositary Shares, subject to applicable legal requirements. See Section 1.

The number of Depositary Shares to be purchased will be decreased to the extent that the Common Stock Sale described below under Section 9 results in net proceeds less than the amount required to pay the aggregate Purchase Price for all Depositary Shares to be purchased. If we decrease the number of Depositary Shares being sought in the Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of such decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such ten business day period.

How will Zions pay for the Depositary Shares?	If the Offer is completed, all of the funds necessary to purchase Depositary Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Date will be from the net proceeds from the Common Stock Sale as described under Section 9.

How long do I have to tender my Depositary Shares?	You may tender your Depositary Shares until the Offer expires. The Offer will expire on June 26, 2009, at 11:59 P.M., New York City time, unless we extend it (such time and date, as the same may be extended, the “Expiration Date”). See Section 1.

We may choose to extend the Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer or, if we do, of the length of any extension that we may provide. See Section 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your Depositary Shares, it is likely that it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf. We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine its deadline.

Can the Offer be extended, amended or terminated, and under what circumstances?	We can extend or amend the Offer. If we extend the Offer, we will delay the acceptance of any Depositary Shares that have been tendered. We can terminate the Offer under certain circumstances. See Sections 6 and 15.

How will I be notified if Zions extends the Offer or amends the terms of the Offer?	We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

What is the purpose of the Offer?	By purchasing Depositary Shares in the Offer, the Company expects to increase its tangible common equity by an amount equal to the difference between the $25 liquidation preference per Depositary Share and the Purchase Price paid per Depositary Share.

Are there any conditions to the Offer?	The Offer is not conditioned upon any minimum number of Depositary Shares being tendered or the availability of any financing. However, other conditions exist, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer. See Section 6.

Following the Offer, will Zions continue to make SEC filings?	Yes. We will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so long as our common stock that is traded on the Nasdaq Global Select Market (“Nasdaq”) remains outstanding. See Section 11.

How do I tender my Depositary Shares?	The Offer will expire at 11:59 P.M., New York City time, on June 26, 2009, unless Zions extends the Offer. To tender your Depositary Shares prior to the expiration of the Offer:

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you must electronically transmit your acceptance of the Offer through ATOP, which is maintained by DTC, and by which you will agree to be bound by the terms and conditions set forth in the Offer or deliver to the Tender Agent a properly completed Letter of Transmittal; or

•

if your Depositary Shares are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Depositary Shares through ATOP or by delivering to the Tender Agent a properly completed Letter of Transmittal.

A tender will be deemed to be received after you have (i) expressly agreed to be bound by the terms of the Offer, which is accomplished by the transmittal of an agent’s message to the Tender Agent by the DTC in accordance with ATOP procedures, or, in the alternative, by delivering to the Tender Agent a properly completed Letter of Transmittal and (ii) delivered your Depositary Shares by book-entry transfer into the Tender Agent’s applicable DTC account. You should contact the Information Agent for assistance at the contact information listed on the back cover of this Offer to Purchase. Please note that Zions will not purchase your Depositary Shares in the Offer unless the Tender Agent receives the required confirmation prior to the Expiration Date. If a broker, dealer, commercial bank, trust company or other nominee holds your Depositary Shares, it is likely it has an earlier deadline for you to act to instruct it to accept the Offer and tender your Depositary Shares on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline. See Section 3.

In what order will the Company purchase the tendered shares?	If any of the conditions described in Section 6, “Conditions of the Offer” are not satisfied or waived prior to the Expiration Date, we will not complete the Offer and we will promptly return all tendered Depositary Shares. If all conditions described in Section 6 have been satisfied or waived and if 4,000,000 Depositary Shares or fewer have been validly tendered and not validly withdrawn at or prior to the Expiration Date, we will purchase all such Depositary Shares. If all conditions described in Section 6 have been satisfied or waived and more than 4,000,000 Depositary Shares have been validly tendered and not validly withdrawn on or prior to the Expiration Date, we will purchase all Depositary Shares tendered at or below the Purchase Price on a pro rata basis.

Once I have tendered Depositary Shares in the Offer, can I withdraw my tender?	You may withdraw any Depositary Shares you have tendered at any time before the Expiration Date, which will occur at 11:59 P.M., New York City time, on June 26, 2009, unless we extend the Offer. We cannot assure you that we will extend the Offer or, if we do, of the length of any extension we may provide. In addition, if we have not accepted for payment the Depositary Shares you have tendered to us by 11:59 P.M., New York City time, on July 27, 2009, you may also withdraw your Depositary Shares. See Section 4.

How do I withdraw Depositary Shares I previously tendered?	You must deliver, on a timely basis prior to the Expiration Date, a written notice of your withdrawal to the Tender Agent at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Depositary Shares to be withdrawn and the name of the registered holder of those Depositary Shares. Some additional requirements apply for Depositary Shares that have been tendered under the procedure for book-entry transfer set forth in Section 3. In addition, if we have not accepted for payment the Depositary Shares you have tendered to us by 11:59 P.M., New York City time, on July 27, 2009, you may also withdraw your Depositary Shares. See Section 4.

Has Zions or its Board of Directors adopted a position on the Offer?	The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to holders of Depositary Shares as to whether to tender or refrain from tendering their Depositary Shares. You should read carefully the information in this Offer to Purchase, including our reasons for making the Offer, before making your decision whether to tender your Depositary Shares.

If I decide not to tender, how will the Offer affect my Depositary Shares?	Depositary Shares that are not tendered will remain outstanding. To the extent that any of the Depositary Shares are purchased pursuant to the Offer, any existing trading market for the Depositary Shares may become more limited.

What is the market value of my Depositary Shares as of a recent date?	The Depositary Shares are listed on the New York Stock Exchange. On May 29, 2009, the last reported sale price for the Depositary Shares was $11.10 per Depositary Share.

When will Zions pay for the Depositary Shares I tender?

We will pay the Purchase Price, plus accrued but unpaid dividends, up to but not including the date the Depositary Shares are purchased, net to you in cash, without interest, for the Depositary Shares we purchase promptly after the Expiration Date and the acceptance of the Depositary Shares for payment. We refer to the date on which such payment is made as the “Payment Date.” See Section 5.

Will I have to pay brokerage commissions if I tender my Depositary Shares?	If you are a registered holder of Depositary Shares and you tender your Depositary Shares directly to the Tender Agent, you will not incur any brokerage fees or commissions. If you hold Depositary Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any transaction costs are applicable. See Section 3.

What are the United States federal income tax consequences if I tender my Depositary Shares?	The cash received in exchange for tendered Depositary Shares from “U.S. Holders” generally will be treated for United States federal income tax purposes either as (1) consideration received with respect to a sale or exchange of the tendered Depositary Shares or (2) a distribution from Zions in respect of its stock, depending on the particular circumstances of each holder of Depositary Shares. See Section 13 for a more detailed discussion.

We recommend that holders of the Depositary Shares consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer tax if I tender my Depositary Shares?	If you are the registered holder and you instruct the Tender Agent to make the payment for the Depositary Shares directly to you, then generally you will not incur any stock transfer tax. See Section 5.

To whom can I talk if I have questions?	You may call the Dealer Manager with questions regarding the terms of the Offer or the Information Agent with questions regarding how to tender and/or request additional copies of the Offer to Purchase, the Letter of Transmittal or other documents related to the Offer.

Goldman, Sachs & Co. is acting as the dealer manager for the Offer and D.F. King & Co., Inc. is acting as the information agent and as the tender agent for the Offer. See the back cover of this Offer to Purchase for additional information about the Dealer Manager, Information Agent and Tender Agent.

INTRODUCTION

To the Holders of our Depositary Shares:

We invite the holders of our depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred”), to tender their Depositary Shares for purchase by us. Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”), we are offering to purchase up to 4,000,000 outstanding Depositary Shares at a per Depositary Share price of not less than $10.00 nor greater than $11.50 (in increments of $0.10), plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the tendering holders in cash, without interest. On the terms and subject to the conditions of the Offer, Zions will pay per Depositary Share not less than $10.00 nor greater than $11.50 (in increments of $0.10), plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the seller in cash, without interest, for Depositary Shares validly tendered and not validly withdrawn. We will select the lowest price per share (the “Purchase Price”) that will enable us to purchase 4,000,000 Depositary Shares or, if a lesser number of Depositary Shares are validly tendered, all Depositary Shares that are validly tendered and not validly withdrawn. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether a stockholder has validly tendered shares at a lower price.

The Offer will expire at 11:59 P.M., New York City time, on June 26, 2009, unless extended (such date and time, as the same may be extended, the “Expiration Date”). We may extend the period of time in which the Offer will remain open. We will pay for all validly tendered and not validly withdrawn Depositary Shares promptly after the Expiration Date (the “Payment Date”).

Subject to the terms and conditions of the Offer, we will purchase 4,000,000 Depositary Shares or, if a lesser number of Depositary Shares are validly tendered, all shares that are validly tendered and not validly withdrawn. If more than 4,000,000 Depositary Shares are tendered, all shares tendered at or below the Purchase Price will be purchased on a pro rata basis. We also expressly reserve the right to purchase additional Depositary Shares constituting up to 2% of the outstanding Depositary Shares without further notice and without extension of the Offer, and could decide to purchase more Depositary Shares, subject to applicable legal requirements. See Section 1.

We will pay the Purchase Price plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the tendering holders of Depositary Shares in cash, without interest, for all Depositary Shares that we purchase in the Offer. Tendering holders of Depositary Shares whose Depositary Shares are registered in their own names and who tender directly to D.F. King & Co., Inc., the tender agent for the Offer (the “Tender Agent”), through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) will not be obligated to pay brokerage fees or commissions or, except as set forth by Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of the Depositary Shares by us under the Offer. If you own your Depositary Shares through a bank, broker, dealer, trust company or other nominee and that person tenders your Depositary Shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of Depositary Shares being tendered or the availability of any financing. The Offer is, however, subject to certain other conditions. See Section 6.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF DEPOSITARY SHARES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR DEPOSITARY SHARES. YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR DEPOSITARY SHARES IN THE OFFER. SEE SECTION 2.

As of May 29, 2009, we had 9,600,000 Depositary Shares issued and outstanding. The Depositary Shares are listed on the New York Stock Exchange. On May 29, 2009, the last reported sale price for the Depositary Shares was $11.10 per Depositary Share.

THE OFFER

Section 1.     Number of Depositary Shares.

General. Upon the terms and subject to the conditions of the Offer, Zions will purchase up to 4,000,000 Depositary Shares as are validly tendered and not validly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at the Purchase Price, plus accrued but unpaid dividends up to, but not including, the Payment Date, net to the seller in cash, without interest.

We will purchase all Depositary Shares validly tendered and not validly withdrawn, upon the terms and subject to the conditions of the Offer, including proration provisions described in this Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may, and we expressly reserve the right to, purchase in the Offer an additional amount of Depositary Shares not to exceed 2% of the outstanding Depositary Shares without amending or extending the Offer. In addition, we could decide to purchase Depositary Shares beyond a 2% increase, subject to applicable legal requirements. All tendered Depositary Shares not purchased will be credited to the account at the book-entry transfer facility at DTC from which the transfer had previously been made at our expense promptly following the Expiration Date (as defined below).

The term “Expiration Date” means 11:59 P.M., New York City time, on June 26, 2009, unless and until Zions shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Zions, shall expire. We will pay for all validly tendered and not validly withdrawn Depositary Shares on the Payment Date, which will be promptly after the Expiration Date. See Section 15 for a description of Zions’ right to extend, delay, terminate or amend the Offer. You may also withdraw your Depositary Shares if we have not accepted for payment the Depositary Shares you have tendered to us by 11:59 P.M., New York City time, on July 27, 2009.

If we materially change the Offer or information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday.

In the event of an over-subscription by holders in the Offer, Depositary Shares tendered will be subject to proration. Therefore, all of the Depositary Shares that a holder tenders in the Offer may not be purchased even if they are tendered unconditionally at prices at or below the Purchase Price.

If proration of tendered Depositary Shares is required, we will determine the proration factor promptly following the Expiration Date, subject to adjustment to avoid the purchase of fractional shares. Proration for each holder tendering Depositary Shares will be based on the ratio of the number of Depositary Shares tendered by the holder to the total number of Depositary Shares tendered by all holders at or below the Purchase Price. Because of the difficulty in determining the number of Depositary Shares validly tendered and not validly withdrawn, we expect that if the Offer is over-subscribed we may not be able to announce the final proration factor or commence payment for any Depositary Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. After the Expiration Date, holders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

Section 2.    Purpose of the Offer.

The Offer. On June 1, 2009, we announced certain capital actions intended to enhance our common equity and regulatory capital, including this Offer. See Section 9 for a description of our other announced capital actions. By purchasing Depositary Shares in the Offer, the Company expects to increase its tangible common equity by an amount equal to the difference between the $25 liquidation preference per Depositary Share and the Purchase Price paid per Depositary Share tendered and accepted pursuant to the Offer.

General. The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to holders of Depositary Shares as to whether to tender or refrain from tendering their Depositary Shares. Holders of Depositary Shares should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender Depositary Shares, and, if so, how many Depositary Shares to tender.

The Company will retire the shares of Series A Preferred underlying the Depositary Shares it acquires pursuant to the Offer and such shares retired will return to the status of authorized but unissued shares of preferred stock of the Company.

Section 3.    Procedures for Tendering Depositary Shares.

All of the Depositary Shares are held in book-entry form through the facilities of DTC and must be tendered through DTC. If you desire to tender Depositary Shares, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to the Tender Agent, for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Tender Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you. Alternatively, you may also confirm your acceptance of the Offer by delivering to the Tender Agent a properly completed Letter of Transmittal. A tender will be deemed to have been received only when the Tender Agent receives (i) either a duly completed agent’s message through the facilities of DTC at the Tender Agent’s DTC account or a properly completed Letter of Transmittal, and (ii) confirmation of book-entry transfer of the Depositary Shares into the Tender Agent’s applicable DTC account.

If a broker, dealer, commercial bank, trust company or other nominee holds your Depositary Shares, it is likely it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline.

We recommend that investors who hold Depositary Shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether any transaction costs are applicable if they tender Depositary Shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Tender Agent.

Zions has not provided for guaranteed delivery provisions in connection with the Offer.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. Signatures on a Letter of Transmittal need not be guaranteed if:

•

the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, shall include any participant in DTC whose name appears on a security position listing as the owner of the Depositary Shares) of the Depositary Shares tendered therewith and the holder has not completed either of the boxes under “Special Payment and Delivery Instructions” within the Letter of Transmittal; or

•

Depositary Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal.

Zions will make payment for Depositary Shares tendered and accepted for payment in the Offer only after the Tender Agent timely receives a timely confirmation of the book-entry transfer of the Depositary Shares into the Tender Agent’s account at DTC, a properly completed Letter of Transmittal, or an agent’s message, and any other documents required by the Letter of Transmittal.

Book-Entry Delivery. The Tender Agent will establish an account with respect to the Depositary Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a DTC participant may make book-entry delivery of the Depositary Shares by causing DTC to transfer Depositary Shares into the Tender Agent’s account in accordance with DTC’s procedures for transfer. Although DTC participants may effect delivery of Depositary Shares into the Tender Agent’s account at DTC, such deposit must be accompanied by either:

•	an agent’s message that has been transmitted to the Tender Agent through the facilities of DTC as described above, or

•

a properly completed Letter of Transmittal, including any other required documents, that has been transmitted to and received by the Tender Agent at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date.

Method of Delivery. The method of delivery of the Letter of Transmittal and any other required documents is at the election and risk of the tendering holder of Depositary Shares. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Tender Agent.

United States Federal Back-up Withholding Tax. Under the United States federal income tax back-up withholding rules, 28% of the gross proceeds payable to a holder or other payee pursuant to the Offer must be withheld and remitted to the Treasury, unless the holder or other payee provides his or her taxpayer identification number (i.e., employer identification number or Social Security number) to the Tender Agent and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption and that such holder is exempt from back-up withholding. If the Tender Agent is not provided with the correct taxpayer identification number, the taxpayer may also be subject to certain penalties imposed by the Internal Revenue Service (the “IRS”). Therefore, each tendering U.S. Holder (as defined below in Section 13) should complete and sign IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid back-up withholding unless the U.S. Holder otherwise establishes to the satisfaction of the Tender Agent that the holder is not subject to back-up withholding. Certain holders (including, among others, all corporations) are not subject to these back-up withholding and reporting requirements. In order for a holder other than a corporation who is not a U.S. Holder to qualify as an exempt recipient, such holder generally must submit an IRS Form W-8BEN (included as part of the Letter of Transmittal) or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that holder’s non-U.S. status. Tendering holders can obtain other applicable forms from the Tender Agent or from www.irs.gov. See Instruction 10 of the Letter of Transmittal.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

TO PREVENT U.S. FEDERAL BACK-UP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR DEPOSITARY SHARES PURCHASED PURSUANT TO THE OFFER, YOU MUST PROVIDE THE TENDER AGENT WITH A COMPLETED FORM W-9 OR FORM W-8 OR OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING.

Where Depositary Shares are tendered on behalf of the holder of Depositary Shares by a broker or other DTC participant, the foregoing IRS Forms and certifications generally must be provided by the holder of Depositary Shares to the DTC participant, instead of the Tender Agent, in accordance with the DTC participant’s applicable procedures.

For a discussion of certain material United States federal income tax consequences to tendering holders, see Section 13.

Return of Withdrawn Depositary Shares. In the event of proper withdrawal of tendered Depositary Shares, the Tender Agent will credit the Depositary Shares to the appropriate account maintained by the tendering holder of Depositary Shares at DTC without expense to the holder.

Determination of Validity; Rejection of Depositary Shares; Waiver of Defects; No Obligation to Give Notice of Defects. Zions will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Depositary Shares, and its determination will be final and binding on all parties. Zions reserves the absolute right to reject any or all tenders of any Depositary Shares that it determines are not in proper form or the acceptance for payment of or payment for which Zions determines may be unlawful. Zions also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Depositary Shares or any particular holder of Depositary Shares, and Zions’ interpretation of the terms of the Offer will be final and binding on all parties. No tender of Depositary Shares will be deemed to have been validly made until the holder of Depositary Shares cures, or Zions waives, all defects or irregularities. None of Zions, the Tender Agent, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Holder’s Representation and Warranty; Zions’ Acceptance Constitutes an Agreement. A tender of Depositary Shares under the procedures described above will constitute the tendering holder’s acceptance of the terms and conditions of the Offer, as well as the tendering holder’s representation and warranty to Zions that (i) such holder of Depositary Shares has the full power and authority to tender, sell, assign and transfer the tendered Depositary Shares and (ii) when the same are accepted for payment by Zions, it will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claims.

Zions’ acceptance for payment of Depositary Shares tendered under the Offer will constitute a binding agreement between the tendering holder of Depositary Shares and Zions upon the terms and conditions of the Offer.

Section 4.    Withdrawal Rights.

Holders of Depositary Shares may withdraw Depositary Shares tendered into the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except tendered Depositary Shares may be withdrawn at any time after 11:59 P.M., New York City time, on July 27, 2009 if Zions has not theretofore accepted for payment the Depositary Shares tendered.

For a withdrawal to be effective, the Tender Agent must receive, prior to the Expiration Date, a written notice of withdrawal at the Tender Agent’s address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering holder of Depositary Shares, the number of Depositary Shares that the holder of Depositary Shares wishes to withdraw and the name of the registered holder of the Depositary Shares.

Any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Depositary Shares and must otherwise comply with DTC’s procedures. Zions will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of Zions, the Tender Agent, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A holder of Depositary Shares may not rescind a withdrawal and Zions will deem any Depositary Shares that a holder of Depositary Shares validly withdraws not validly tendered for purposes of the Offer, unless the holder of Depositary Shares properly re-tenders the withdrawn Depositary Shares before the Expiration Date by following one of the procedures described in Section 3.

Section 5.    Purchase of Depositary Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, on the Payment Date, Zions will accept for payment and pay the Purchase Price, plus accrued but unpaid dividends up to, but not including, the Payment Date, for, and thereby purchase, Depositary Shares validly tendered and not validly withdrawn prior to the Expiration Date.

For purposes of the Offer, Zions will be deemed to have accepted for payment, and therefore purchased, Depositary Shares that are validly tendered and are not validly withdrawn, only when, as and if it gives oral or written notice to the Tender Agent of its acceptance of the Depositary Shares for payment under the Offer.

Zions will pay for Depositary Shares that it purchases under the Offer by depositing the aggregate purchase price for these Depositary Shares with DTC, which will act as agent for tendering holders of Depositary Shares for the purpose of receiving payment from Zions and transmitting payment to the tendering holders of Depositary Shares.

In the event of proration, we will determine the proration factor and pay for those tendered Depositary Shares accepted for payment as soon as practicable after the Expiration Date. However, if the Offer is over-subscribed we expect that we will not be able to announce the final results of any proration or commence payment for any Depositary Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date. All Depositary Shares validly tendered and not purchased, including all Depositary Shares validly tendered at prices in excess of the Purchase Price and Depositary Shares not purchased due to proration, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the Depositary Shares, to the tendering holder at our expense promptly after the Expiration Date or termination of the Offer without expense to the tendering holders.

Under no circumstances, including, but not limited to, by reason of any delay in making payment, will we pay interest on the Purchase Price.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Depositary Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Depositary Shares are to be registered in the name of, any person other than the registered holder, or if tendered Depositary Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

Section 6.    Conditions of the Offer.

Notwithstanding any other provision of the Offer, Zions will not be required to accept for payment, purchase or pay for any Depositary Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Depositary Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred or shall have been determined by Zions to have occurred:

•	we determine that there will be a reasonable likelihood that the consummation of the Offer and the purchase of Depositary Shares will cause the Depositary Shares to be delisted from the NYSE;

•

legislation amending the Internal Revenue Code of 1986, as amended (the “Code”) has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

•

any change (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates that, in our reasonable judgment, does or could reasonably be expected to have a materially adverse effect on us or any of our subsidiaries or affiliates;

•	there has occurred:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•

a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions;

•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•

there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Depositary Shares under the Offer or otherwise relates in any manner to the Offer; or

•

there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or Zions or any of its subsidiaries, by any court or any authority, agency or tribunal that, in Zions’ reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Depositary Shares illegal or otherwise restrict or prohibit completion of the Offer; or

•	delay or restrict the ability of Zions, or render Zions unable, to accept for payment or pay for some or all of the Depositary Shares.

The foregoing conditions are for the sole benefit of Zions and may be waived by Zions, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion. Zions’ failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by Zions concerning the events described above will be final and binding on all parties.

Section 7.     Historical Price Range of Depositary Shares.

The Depositary Shares are listed on the NYSE. On May 29, 2009, the last reported sale price for the Depositary Shares was $11.10 per Depositary Share. As of May 29, 2009 there were 9,600,000 Depositary Shares outstanding.

	Price Range of Preferred A Stock		Dividend Paid
	Low	High	Per Share
2009:
Second Quarter (through May 29, 2009)	$6.45	$11.38	$0.2555	(1)
First Quarter	4.79	11.92	0.2500

2008:
Fourth Quarter	$4.35	$12.12	$0.2528
Third Quarter	9.35	17.00	0.2556
Second Quarter	13.50	17.90	0.2556
First Quarter	16.85	22.00	0.3482

2007:
Fourth Quarter	$19.69	$24.39	$0.3927
Third Quarter	23.50	25.90	0.3757
Second Quarter	25.28	26.20	0.5000
First Quarter	25.16	26.35	0.3995

(1)	Dividend is payable on June 15, 2009 to holders of record on June 1, 2009.

Section 8.    Source and Amount of Funds.

Assuming that 4,000,000 Depositary Shares are validly tendered and purchased in the Offer and the Purchase Price is an amount between $10.00 and $11.50 per Depositary Share (in increments of $0.10), the aggregate purchase price for the Depositary Shares will be between $40 million and $46 million. If the Offer is completed, all of the funds necessary to purchase Depositary Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Date will be from the net proceeds from the Common Stock Sale as described under Section 9.

The number of Depositary Shares to be purchased will be decreased to the extent that the Common Stock Sale described below under Section 9 results in net proceeds less than the amount required to pay the aggregate Purchase Price for all Depositary Shares to be purchased. If we decrease the number of Depositary Shares being sought in the Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of such decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such ten business day period.

Section 9.     Certain Information Concerning Zions.

Concurrent Transactions. On June 1, 2009, Zions Bancorporation entered into an equity distribution agreement with Goldman, Sachs & Co. (“Goldman Sachs”), pursuant to which the Company may offer and sell through or to Goldman Sachs, from time to time, shares of the Company’s Common Stock, without par value (the “Common Stock”), with an aggregate sales price of up to $250,000,000 (the “Common Stock Sale”). Sales of our Common Stock, if any, will be made by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices or to Goldman Sachs for resale at a price to be agreed on by the Company and Goldman Sachs.

The Common Stock will be issued pursuant to the Company’s Registration Statement on Form S-3 (No. 333-158319) previously filed by the Company with the SEC.

On June 1, 2009, we also announced that we plan to commence an offer to exchange for each $1,000 principal amount of any of our three outstanding series of subordinated notes $1,000 principal amount of a newly issued series of subordinated notes. Each newly issued series of subordinated notes is identical to the corresponding series of outstanding subordinated notes, except as follows. Following the completion of that exchange offer, we plan to enter into a supplemental indenture which will modify the terms of any outstanding notes not validly tendered in the exchange offer to permit such outstanding notes to be converted into 40 depositary shares each representing a 1/40th ownership interest in a share of either, at the option of the holder, our Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock or our 9.50% Series C Non-Cumulative Perpetual Preferred Stock. The new notes will not contain this conversion feature. The exchange offer is being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, to exempt the exchange offer from the registration requirements of the Securities Act with respect to the exchange of the outstanding subordinated notes for the new subordinated notes.

Additional Information. Zions is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports and other information relating to its business, financial condition and other matters. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Zions has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the Offer. This material and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference. The SEC allows us to “incorporate by reference” into this Offer to Purchase the information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this Offer to Purchase with the SEC will automatically be deemed to be incorporated by reference and will update and supersede this information. We incorporate by reference into this Offer to Purchase the documents listed below and any future filings made by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described in this Offer to Purchase:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and

•

Our Current Reports on Form 8-K filed on January 23, 2009, March 31, 2009, April 21, 2009 and June 1, 2009 (except in each case, any information that has been deemed to be “furnished” and not filed, and any exhibits related thereto).

Any statement contained in a document incorporated or considered to be incorporated by reference in this Offer to Purchase shall be considered to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this Offer to Purchase. Nothing herein shall be deemed to incorporate information furnished to, but not filed with, the SEC, except that information furnished to the SEC making reference to the Offer will be incorporated by reference in this Offer to Purchase. We will provide to each person, including any beneficial owner, to whom this Offer to Purchase is delivered, at no cost upon his or her written or oral request, a copy of any of the documents that are incorporated by reference in this Offer to Purchase, other than exhibits to such documents that are not specifically incorporated by reference into this Offer to Purchase, and Zions’ constitutional documents.

You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number:

Investor Relations

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133

(801) 524-4787

In addition, these filings are available on our website at http://www.zionsbancorporation.com. Our website does not form a part of this Offer to Purchase.

Section 10. Interests	of Directors and Executive Officers; Transactions and Arrangements Concerning Depositary Shares and Other Securities.

As of May 29, 2009, Zions had 9,600,000 issued and outstanding Depositary Shares.

Based on our records and on information provided to us by our executive officers, directors, affiliates and subsidiaries, neither we nor any of our affiliates, subsidiaries, directors or executive officers have effected any transactions involving the Depositary Shares during the 60 days prior to June 1, 2009.

Based on our records and on information provided to us by our executive officers, directors, affiliates and subsidiaries, neither we nor any of our affiliates, subsidiaries, directors or executive officers own any Depositary Shares, other than W. David Hemingway, Executive Vice President—Chief Investment Officer, who owns 1,000 Depositary Shares.

Except (1) as otherwise described herein, (2) for the compensation of our directors as described in Item III of our Annual Report on Form 10-K for the year ended December 31, 2008, (3) for the compensatory arrangements described in Item III of our Annual Report on Form 10-K for the year ended December 31, 2008, (4) for the outstanding equity incentive awards granted to our directors, executive officers and other employees pursuant to our equity incentive plans, which is described in Item III of our Annual Report on Form 10-K for the year ended December 31, 2008 and (5) in connection with a capital investment by the Treasury in the Company under the CPP as described in our Annual Report on Form 10-K for the year ended December 31, 2008, all of which descriptions are incorporated herein by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer for the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Section 11.    Effects of the Offer on the Market for Depositary Shares; Registration Under the Exchange Act.

The Depositary Shares are listed on the NYSE. On May 29, 2009, the last reported sale price for the Depositary Shares was $11.10 per Depositary Share. As of May 29, 2009, there were 9,600,000 Depositary Shares outstanding and such Depositary Shares were held of record by 55 holders of Depositary Shares. All of the Depositary Shares are held through DTC. To the extent that any of the Depositary Shares are purchased pursuant to the Offer, the number of outstanding Depositary Shares will be reduced and the liquidity for the Depositary Shares is likely to be significantly reduced. For this reason, there is no guarantee that there will continue to be a secondary market for the Depositary Shares following the Offer. Even if there is a secondary market for the Depositary Shares, transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial.

Based upon the listing standards of the NYSE, we do not expect that our purchase of Depositary Shares in the Offer will cause the Depositary Shares to be delisted from the NYSE. The Offer is conditioned on, among other things, there not being any reasonable likelihood, in our sole judgment, that the consummation of the Offer and the purchase of Depositary Shares will cause the Depositary Shares to be delisted from the NYSE. See Section 6.

Our common stock is publicly traded on Nasdaq and registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders.

Section 12.    Legal Matters; Regulatory Approvals.

Zions is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of Depositary Shares as contemplated by the Offer. Under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, the repurchase of the Series A Preferred underlying the Depositary Shares was subject to prior approval of the Federal Reserve, which was obtained. We have also obtained a consent from the Treasury under the securities purchase agreement entered into in connection with the CPP to our repurchase of the Series A Preferred contemplated hereby.

Zions is not aware of any other approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supra-national, that would be required for the acquisition of Depositary Shares or underlying shares of Series A Preferred by Zions as contemplated by the Offer. Should any approval or other action be required, Zions presently contemplates that it will seek that approval or other action. Zions is unable to predict whether it will be required to delay the acceptance for payment of or payment for Depositary Shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business, results of operations and/or financial condition.

The obligations of Zions under the Offer to accept for payment and pay for Depositary Shares is subject to conditions. See Section 6.

Section 13.    Certain Material United States Federal Income Tax Consequences.

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that (i) any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code; (ii) any such tax advice is written in connection with the promotion or marketing of the matters addressed; and (iii) if you are not the original addressee of this communication, you should seek advice based on your particular circumstances from an independent advisor.

The following summary describes certain material United States federal income tax consequences relating to the Offer to tendering U.S. Holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the sale of Depositary Shares to the Company pursuant to the Offer or that any such position would not be sustained.

This discussion addresses only holders who hold their Depositary Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders that are subject to special rules under the United States federal income tax laws (such as, for example, financial institutions, brokers or dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Depositary Shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, persons subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, holders whose functional currency is not the United States dollar, partnerships or other pass-through entities for United States federal income tax purposes, or investors in such pass-through entities, persons that acquired their Depositary Shares through the exercise of employee stock options or otherwise as compensation or holders who own, or have previously owned at any time, (actually or constructively) stock possessing at least 10% of the Company’s voting power).

This summary does not address any state, local or non-U.S. tax consequences of participating in the Offer, nor does it address any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to U.S. federal income tax.

This summary does not apply to holders of Depositary Shares who are not U.S. Holders. Non-U.S. Holders should consult their own tax advisors regarding the United States federal income tax consequences and any applicable state, local and non-United States tax consequences of the Offer.

As used herein, a “U.S. Holder” means a beneficial owner of Depositary Shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (3) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to make all substantial decisions or (b) that has a valid election in effect to be treated as a U.S. person, or (4) an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Depositary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Depositary Shares, then you should consult your own tax advisor.

U.S. Holders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any United States federal income, estate and gift tax laws, as well as any state, local or non-U.S. tax laws.

A sale of Depositary Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the Offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Depositary Shares or as receiving a distribution from us with respect to our stock. If a broker or other paying agent is unable to determine whether sale or exchange treatment or distribution treatment should apply to a particular U.S. Holder, such paying agent may be required to report the transaction as resulting in a distribution. In such event, if you believe that sale or exchange treatment is the proper treatment for you, you should consult with your own tax advisor about how to report the transaction on your tax return.

Sale or Exchange Treatment. Under Section 302 of the Code, a sale of Depositary Shares for cash by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange” of Depositary Shares for United States federal income tax purposes, rather than as a distribution with respect to the Depositary Shares held by the tendering U.S. Holder, only if the sale:

•	results in a “complete termination” of such U.S. Holder’s equity interest in us, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Depositary Shares by a U.S. Holder pursuant to the Offer will result in a “complete termination” if, after the sale, either (1) the U.S. Holder no longer owns any of our outstanding preferred or ordinary shares (either actually or constructively) or (2) the U.S. Holder no longer actually owns any of our outstanding preferred or ordinary shares and, with respect to any shares constructively owned, is eligible to waive, and effectively waives, such constructive ownership. U.S. Holders wishing to satisfy the “complete termination” test through waiver of constructive ownership should consult their own tax advisors.

A sale of Depositary Shares by a U.S. Holder pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether a holder of Depositary Shares meets this test will depend on the holder of Depositary Shares’ particular facts and circumstances, as well as the relative percentage of Depositary Shares tendered by such holder and each of the other holders of Depositary Shares.

The IRS has indicated in a published revenue ruling that if a holder (actually or constructively) owns no stock other than nonvoting, nonconvertible, preferred stock (such as the Depositary Shares), a redemption of any amount of such preferred stock should qualify for sale treatment. The same conclusion is likely to apply where any other shares held by the tendering holder possess a relatively small amount of voting power (i.e., where the tendering holder has no legal or practical ability to affect the corporation’s decision making), but the answer is unclear (given the absence of any definitive authority on the issue). U.S. Holders should consult their own tax advisors regarding the application of the foregoing standard to their particular facts and circumstances.

As noted above, in applying the foregoing Section 302 tests, a U.S. Holder must take into account not only preferred and ordinary shares that such U.S. Holder actually owns, but also shares that such U.S. Holder is treated as owning under constructive ownership rules. Generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of preferred or ordinary shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether either of the Section 302 tests described above are satisfied. A U.S. Holder should consult its own tax advisor regarding the treatment of other dispositions or acquisitions of shares that may be integrated with such U.S. Holder’s sale of Depositary Shares to the Company pursuant to this Offer.

Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the Depositary Shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the sale of Depositary Shares by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange.”

If a U.S. Holder satisfies either of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received (including cash received that is attributable to accrued but unpaid dividends, but reduced by an amount attributable to declared but unpaid dividends, which would be taxable in the manner described below under “—Distribution Treatment”) and such U.S. Holder’s tax basis in the Depositary Shares tendered. Generally, a U.S. Holder’s tax basis for the Depositary Shares will be equal to the cost of the Depositary Shares to the U.S. Holder, less any prior distributions treated as a return of capital. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Depositary Shares exceeds one year as of the date of the sale pursuant to the Offer. In the case of a non-corporate U.S. Holder, the maximum rate of United States federal income tax applicable to long-term capital gain on Depositary Shares held for more than one year is generally 15%. Certain limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of tendered Depositary Shares (i.e., Depositary Shares acquired by the U.S. Holder at the same cost in a single transaction). Any such gain or loss will generally be U.S. source income or loss (for U.S. foreign credit tax purposes).

Distribution Treatment. If a U.S. Holder does not satisfy either of the Section 302 tests described above, the sale of a U.S. Holder’s Depositary Shares pursuant to the Offer will not be treated as a sale or exchange under Section 302. Instead, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a dividend to the U.S. Holder with respect to such U.S. Holder’s remaining shares to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent of the U.S. Holder’s tax basis in the remaining shares with respect to which the distribution is deemed received (as determined on a block-by-block basis), and any remainder will be treated as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder has held the Depositary Shares for more than one year as of the date of the Offer.

Any payment treated as a dividend will generally constitute “qualified dividend income” that is subject to taxation at a maximum rate of 15% for non-corporate U.S. Holders provided certain holding period requirements are met. Corporate holders that receive payments treated as a dividend will generally be eligible for the corporate dividends received deduction.

Any such dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Depositary Shares exchanged. Such tax basis will be added to the remaining shares owned by the U.S. Holder; however, where the remaining shares owned consist of more than one class (e.g. ordinary and preferred shares), it is unclear how to allocate such tax basis among the remaining shares. If a tendering U.S. Holder does not actually retain any shares, the basis of any tendered Depositary Shares may (depending on circumstances) be added to shares retained by a person related to such U.S. Holder or the basis may be lost.

Under recently proposed regulations, if a U.S. Holder were subject to distribution treatment under Section 302, and the U.S. Holder held more than one class of shares, the U.S. Holder’s tax basis in one class of shares would not be added to the U.S. Holder’s basis in the other class. Furthermore, in the event the U.S. Holder would not retain any shares following the tender, the U.S. Holder’s tax basis in the tendered shares would not be added to shares held by a related person. Instead, in the event the U.S. Holder otherwise would lose its basis in its shares by virtue of having had all of its shares redeemed and having had such redemption treated as a distribution, the U.S. Holder would recognize a loss. Such loss, however, would generally be deferred until such time as the U.S. Holder would have recognized gain on the sale of the shares, rather than a deemed distribution, pursuant to Section 302 (or such time as all the classes of shares became worthless). The proposed regulations are only effective for transactions entered into after they are published as final, and it is not clear if and when they will be finalized.

See Section 3 with respect to the application of U.S. federal back-up withholding tax to payments made pursuant to the Offer.

Section 14.    Accounting Treatment.

Upon consummation of the Offer, the liquidation preference of the shares of Series A Preferred underlying the Depositary Shares purchased in the Offer will be removed from shareholders’ equity, and the discount between the Purchase Price and the liquidation preference will be recorded as an increase to the Company’s retained earnings. The dollar value of the discount will also be included within the Company’s earnings per share calculation as an increase to net income available to common shareholders.

Section 15.    Extension of the Offer; Termination; Amendment.

Zions expressly reserves the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by Zions to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Depositary Shares by giving oral or written notice of the extension to the Tender Agent and making a public announcement of the extension. Zions also expressly reserves the right to terminate the Offer and not accept for payment or pay for any Depositary Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Depositary Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Tender Agent and making a public announcement of termination or postponement. Zions’ reservation of these rights to delay payment for Depositary Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Zions must pay the consideration offered or return the Depositary Shares tendered promptly after termination or withdrawal of an Offer. Subject to compliance with applicable law, Zions further reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by Zions to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Depositary Shares or by decreasing the number of Depositary Shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made under the Offer will be disseminated promptly to holders of Depositary Shares in a manner reasonably designed to inform holders of Depositary Shares of the change. Without limiting the manner in which Zions may choose to make a public announcement, except as required by applicable law, Zions shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire.

If Zions materially changes the terms of the Offer or the information concerning the Offer, Zions will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	Zions increases or decreases the price to be paid for Depositary Shares or decreases the number of Depositary Shares being sought in the Offer, and

•

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such ten business day period.

Section 16.    Fees and Expenses.

Zions has retained Goldman, Sachs & Co. to act as the dealer manager (the “Dealer Manager”) and D.F. King & Co., Inc. to act as the information agent (the “Information Agent”) and tender agent (the “Tender Agent”) in connection with the Offer. The Information Agent may contact holders of Depositary Shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee holders of Depositary Shares to forward materials relating to the Offer to beneficial owners. The Dealer Manager, the Information Agent and the Tender Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed by Zions for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the U.S. federal securities laws. The Dealer Manager or its affiliates have performed, and may in the future perform, investment banking, financial advisory and commercial services for us from time to time, for which, they have received customary fees and reimbursements of expenses.

No fees or commissions will be payable by Zions to brokers, dealers, commercial banks or trust companies (other than fees to the Dealer Manager, the Information Agent and the Tender Agent, as described above) for soliciting or recommending tenders of Depositary Shares under the Offer. We recommend that investors who hold Depositary Shares through brokers, dealers, commercial banks, trust companies or other nominees to consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if holders of Depositary Shares tender Depositary Shares through such brokers or banks and not directly to the Tender Agent. Zions, however, upon request, will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Depositary Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of Zions, dealer manager, information agent, or tender agent for purposes of the Offer. Zions will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Depositary Shares, except as otherwise provided in this document and Instruction 6 in the Letter of Transmittal.

Section 17.    Miscellaneous.

Zions is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Zions becomes aware of any jurisdiction where the making of the Offer or the acceptance of Depositary Shares pursuant thereto is not in compliance with applicable law, Zions will make a good faith effort to comply with the applicable law. If, after such good faith effort, Zions cannot comply with the applicable law, Zions will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Depositary Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Zions by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Zions has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning Zions.

Zions’ Board of Directors has not taken a position on whether the holders of Depositary Shares should tender their Depositary Shares in the Offer. Zions has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Zions or the Information Agent.

June 1, 2009

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

One New York Plaza

New York, NY 10004

Attn: Liability Management Group

Call: (212) 902-5183

Call toll-free: (800) 828-3182

The Letter of Transmittal and any other required documents should be sent or delivered by each holder of Depositary Shares or that holder of Depositary Shares’ broker, dealer, commercial bank, trust company or nominee to the Tender Agent at one of its addresses set forth below.

The Tender Agent for the Offer is:

D.F. King & Co., Inc.

By facsimile:

(For Eligible Institutions only):

(212) 809-8838

Confirmation:

(212) 269-5550

By Mail/Overnight Courier/Hand

Delivery:

48 Wall Street

New York, NY 10005

Please contact the Dealer Manager with questions regarding the terms of the Offer at the contact information set forth above or the Information Agent with questions regarding how to tender and/or request additional copies of this Offer to Purchase, the Letter of Transmittal or other documents related to the Offer at the contact information set forth below. Holders of Depositary Shares also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Tender Agent to confirm delivery of Depositary Shares.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers call collect: (212) 269-5550

All Others Call Toll Free: (800) 901-0068